October 15, 2024

Jarrett Boon
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

        Re: Safety Shot, Inc.
            Amendment No. 1 to Registration Statement on Form S-3
            Filed October 11, 2024
            File No. 333-282315
Dear Jarrett Boon:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3
Prospectus Summary, page 3

1. We note your response to comment 1, including that you plan to conduct additional research studies to assess varying dosages of the Sure Shot Dietary Supplement against body weight, gender and age, examine several current and proposed ingredients with respect to their specific role in reducing BAC and how they affect the enzymatic activity associated with the metabolism of alcohol, and examine additional markers with respect to improving post-alcohol consumption symptoms and feelings.
       Please discuss the timing for the commencement and completion of these planned studies, and disclose whether you have obtained a sponsor, a location, and/or have begun selecting participants for these studies.
 October 15, 2024
Page 2
2. We note your response to comment 2 and your statement on page 4: "the study assumed that the participants would feel better and demonstrate marked improvement in cognitive skills and physical function following the consumption of the Sure Shot
       Dietary Supplement versus that of the placebo." Please further explain how you measured this and the results. Please also further discuss the basis for this assumption.
       Please also clarify whether you conducted any additional studies or research, other than the clinical trial involving 36 participants, indicating that the Sure Shot Dietary
       Supplement can reduce a person's BAC. We note your disclosure on page 4 that you
       "have conducted extensive research and experimentation involving a substantial number of volunteers under the influence of alcohol."
Incorporation Of Certain Information By Reference, page 18

3. We note your response to comment 4. Please revise to incorporate by reference all of the current reports on Form 8-K required pursuant to Item 12(a)(2) of Form S-3, which requires incorporation by reference of all current reports filed pursuant to
       Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registrant's latest annual report on Form 10-K.
General

4. We note your response to comment 5. Please discuss the transactions pursuant to which your shares of common stock being registered for resale were issued, including the 350,000 previously issued shares of your common stock that are not currently described.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Arthur S. Marcus, Esq.